ICAP Corporates LLC
Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Assets

Cash and cash equivalents	$	53,358
Cash segregated under federal regulations		3,300
Deposits with clearing organizations		3,175
Securities owned, at fair value		10,195
Securities borrowed		1,029,581
Receivable from brokers, dealers and clearing organizations		107,977
Commissions receivable, net of allowance for doubtful accounts of $422		22,739
Receivable from customers		24,730
Receivable from affiliates		17,008
Exchange and trading memberships		1,064
Goodwill		2,312
Prepaid expenses and other assets		6,053
Total assets	$	1,281,492

Liabilities and Member's Equity

Liabilities

Securities loaned	$	1,028,745
Payable to brokers and dealers		75,784
Securities sold, but not yet purchased at fair value		10,308
Payable to customers		25,446
Payable to affiliates		3,867
Accrued expenses and accounts payable		17,071
Income tax payable to affiliate		2,571
Total liabilities		1,163,792

Commitments and contingencies (Note 8)

Member's equity		117,700
Total liabilites and member's equity	$	1,281,492

The accompanying notes are an integral part of these financial statements.

Confidential

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